300 North LaSalle Street Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 Robert.Hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 14, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Caleb French
Amanda Ravitz
Li Xiao
Gary Todd

	Re:	Ichor Holdings, Ltd.
Draft Registration Statement on Form S-l
Confidentially Submitted October 7, 2016
CIK No. 0001652535

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”) its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 3, 2016, from the staff of the SEC (the “Staff”) relating to the draft Registration Statement previously confidentially submitted by the Company. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above.

We also advise the Staff that the Company’s financial statements included in the Registration Statement have been updated to include the third quarter of fiscal year 2016.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

U.S. Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Sales, page 55

1.	We note that you attribute your increased 2015 sales to an “increase in estimated market share” at one of your customers, in addition to other factors. Please revise your disclosure to clarify how this change differs from the second sentence of this section. Also, please clarify the extent to which your increased sales were due to increases in prices, volume, or introduction of new goods.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 53, 54 and 56 of the Registration Statement.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

2.	Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the current report to the “auditing” standards of the Public Company Accounting Oversight Board (United States) does not appear consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

Response: In response to the Staff’s comment, the Company has included on page F-3 of the Registration Statement a revised report from KPMG LLP.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Thomas M. Rohrs
Maurice Carson

                         Ichor Holdings, Ltd.